Exhibit (d)(4)

Schedule A

Funds Managed by Sub-Adviser

i.	Innovator Equity Managed Floor ETF
ii.	Innovator Nasdaq-100® Managed Floor ETF
iii.	Innovator U.S. Small Cap Managed Floor ETF